

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2022

Joseph Vazzano
Chief Financial Officer
Abeona Therapeutics Inc.
1330 Avenue of the Americas, 33rd Floor
New York, New York 10019

> **Re: Abeona Therapeutics Inc.**
> **Registration Statement on Form S-3**
> **Filed December 1, 2022**
> **File No. 333-268619**

Dear Joseph Vazzano:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian V. Soares, Esq.